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        Filed by Qwest Communications International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

        Subject Company: MCI, Inc.
Commission File No.: 001-10415

        On March 31, 2005, Qwest Communications International Inc. ("Qwest" or the "Company" or "we" or "us" or "our") transmitted the following letter to the Board of Directors of MCI, Inc. ("MCI").

Richard C. Notebaert Chairman & Chief Executive Officer Qwest Communications International Inc.
1801 California Street Denver, Colorado 80202
303 992 1410 303 296 4097 fax

March 31, 2005

The Board of Directors
MCI, Inc.
Attention: Chairman, Board of Directors
22001 Loudoun County Parkway
Ashburn, VA 20147

Dear Mr. Katzenbach:

        The MCI Board has executed an Amended Merger Agreement with Verizon that we believe offers MCI shareholders inferior terms, conditions and value than what Qwest offered in our proposal of March 28. We were particularly dismayed that MCI did not contact us to discuss our willingness to adjust our offer prior to signing the Amended Merger Agreement, a step MCI deliberately chose not to take even though it certainly could have benefited MCI shareholders. Our dismay was heightened because at the March 16 MCI board meeting, we very clearly asked that MCI contact us before acting if for any reason it did not find our proposal superior and Verizon's amended offer was clearly in response to a finding by the MCI Board that the Qwest bid constituted a Superior Proposal. At no time during your board deliberations on Monday did any Board member, MCI management representative or MCI advisor ask Qwest whether it had recevied Qwest's best and final proposal. At the same time—it is now clear to us—there was continuing dialogue with Verizon to negotiate and finalize an amendment to the agreement that delivered less value on less favorable terms than the Qwest proposal.

        We are particularly concerned that MCI has now abandoned its unilateral right to terminate the amended Verizon agreement to accept a Superior Proposal. As you well know, under the original merger agreement, if MCI received a Superior Proposal that was not matched by Verizon, MCI could terminate the merger agreement and submit the Superior Proposal to a shareholder vote. Now, in a complete abdication of its duties to act in the best interest of its shareholders, MCI can be forced to submit the Verizon offer to a shareholder vote even if the MCI Board recommends against the Verizon offer because MCI has received a Superior Proposal. By surrendering MCI's right to terminate the merger agreement upon receiving a Superior Proposal the Board has seriously compromised its ability to manage the bidding process to get the highest value possible for MCI stockholders. It is difficult to understand how the goal of maximizing value for MCI stockholders is served by consistently favoring one bidder over another, especially since it has only been our persistence, rather than a level playing field, that has significantly increased the value of MCI shares. In the event Verizon insists on forcing a vote on its transaction even after the MCI Board has declared the Qwest offer a Superior Proposal—delaying the time before MCI shareholders can receive the benefits of Qwest's Superior Proposal—we expect the MCI Board to be vigilant in making sure Verizon does not abuse the proxy process to delay or further impede our Superior Proposal.

        On March 16, 2005, we presented to the MCI Board a stock and cash proposal valued at $26.00 per MCI share, after inclusion of MCI's March 15 dividend payment of $0.40 per share. We confirmed our offer on March 28, 2005 and delivered a merger agreement we were prepared to sign and executed commitments for $5.75 billion of financing. At your March 16 Board meeting, we described the potential for a combined Qwest and MCI, detailed and explained the synergies that we believe can be achieved in this combination and outlined the superior value and value creation potential of a Qwest/MCI merger as compared to the Verizon offer.

        In accepting Verizon's amended offer, the MCI Board has failed to take into consideration the significant additional value that the Qwest proposal delivers to your shareholders from projected synergies as compared to a merger with Verizon. As we described in detail to the MCI Board on March 16 and have stated publicly on many occasions, we believe the value to MCI shareholders from participating in the synergies of a combined Qwest/MCI should exceed $17 per MCI share compared to less than $1 in the case of Verizon. This opportunity of $16 per MCI share is economic value that the MCI shareholders will be deprived of in a MCI/Verizon merger as compared to a combination with Qwest.

        We also discussed with you and your advisors the reasons for our belief that regulatory approval would be obtained more quickly for a Qwest/MCI combination than a Verizon/MCI merger. In response to questions about how Qwest/MCI might compete with much larger companies, we set forth our conviction that MCI's legacy of successfully bringing competition and consumer choice to our industry despite its size would be continued in a Qwest/MCI combination.

        We remain committed to a Qwest/MCI transaction as we believe it will deliver superior value to shareholders as well as significant benefits to customers, employees and other stakeholders. Accordingly, we hereby submit a revised offer to you for a merger of MCI and Qwest. We are confident that this offer constitutes a Superior Proposal within the meaning of your amended agreement with Verizon. Our revised offer of $27.50 per share ($27.90 including the $0.40 per share dividend paid on March 15) consists of:

  •
  Cash consideration of $13.50 ($13.90 including the $0.40 per share dividend paid on March 15) per share (an increase of 34% in cash from our previous proposal and an aggregate increase in cash to MCI shareholders of $1.1 billion);

  •
  Equity consideration of $14.00 per share with the value protected by a new collar mechanism;

  •
  Improved collar that provides an additional 10% of downside protection to a Qwest share price of $3.32 (with Qwest having the right to settle any downside adjustment in cash or shares) and elimination of the 10% collar above a $4.15 share price permitting MCI shareholders to participate in 100% of the appreciation of the Qwest share price above $4.15 as well as providing MCI shareholders earlier participation in the synergies; and

  •
  An increase in the Specified Included Liabilities threshold before any price adjustment to $1.775 billion from $1.725 billion.

        In addition, we have added a provision that would allow us, between the time our proposal is declared superior and closing, to substitute up to $2 billion in cash for $2 billion in stock we would otherwise issue to MCI shareholders by raising up to $2 billion in third party equity financing. We have included this provision to respond to existing Qwest, MCI and other equity investors who have expressed a strong interest in investing in the equity of the combined company at closing.

        Exhibit A summarizes our proposal and the proposed merger agreement is the one provided to you on March 26, adjusted to reflect Exhibit A.

        We would note that before taking into account the likely value to the MCI shareholders of the substantial synergies projected at $17 per MCI share, our offer is approximately 20% higher than Verizon's offer, $4.40 per MCI share and $1.4 billion in the aggregate. We have significantly enhanced the downside protection to MCI shareholders by the increased cash in our offer, now approximately 50% of the proposed consideration, as well as by a new collar offering enhanced downside protection to the equity consideration of our offer.

        We believe, the total value of our revised bid, including projected synergies, is approximately $44 per MCI share as compared to a Verizon bid of approximately $24. Given this significant disparity, we are confident that the MCI Board acting in the best interests of its shareholders will conclude that our offer constitutes a Superior Proposal.

        Please note that unlike the amended Verizon agreement, we would not increase the amount of the termination fee and expenses by 25%, nor would we seek to prevent the MCI Board from terminating an agreement with us if MCI were presented with a Superior Proposal we do not meet. We have expended considerable effort since an inferior Verizon offer was first accepted on February 13 to help MCI stockholders realize fair value for their shares, and we refuse to participate with the MCI Board and Verizon in constructing economic or timing barriers that further burden the bidding for MCI shares to the detriment of MCI shareholders. We think MCI shareholders should receive the highest price available in the market.

        We once again request that you take the steps necessary under your agreement with Verizon to recognize our offer as a Superior Proposal. We believe time is of the essence and, accordingly, we think it reasonable to inform you that if you do not determine our offer is a Superior Proposal on or before midnight April 5, 2005, our offer will be withdrawn.

        We look forward to creating value for both our stockholders in a Qwest/MCI merger.

Sincerely,

/s/  RICHARD C. NOTEBAERT

Richard C. Notebaert
Chairman and Chief Executive Officer

cc:
Mr. Richard C. Breeden
Mr. Larry Graftstein
    Lazard Freres & Co.
Mr. Phillip Mills
    Davis, Polk & Wardell

Exhibit A

Economic Terms

Consideration:	Qwest common stock and cash to MCI stockholders
Value:	Offer Value: $27.90 per share consideration to MCI stockholders (this includes MCI's March 15 dividend payment of $.40 per share)
Offer consists of:
(i) $13.50 (excludes MCI's March 15 dividend payment of $.40 per share) in cash; and
(ii)
$14.00 of Qwest common stock ("Stock Consideration") based on an exchange ratio of 3.373 Qwest shares per MCI share, subject to the Value Protection Mechanism described in "Value Protection Mechanism Regarding Qwest Stock Component" below.
The value of the Stock Consideration is based on a Qwest stock price of $4.15.
Please refer to "Example of Overall Potential Value to MCI Stockholders."

In addition, between the time Qwest's proposal is declared superior and closing, Qwest may substitute up to $2.0 billion in cash for up to $2.0 billion of the aggregate Stock Consideration, by raising up to $2.0 billion in third party equity financing.
Pro forma ownership split of approximately 37.6% MCI / 62.4% Qwest, subject to the Value Protection Mechanism.
Value Protection Mechanism Regarding Qwest Stock Component:
In the event that the average trading price for Qwest common stock during a period of 20 trading days prior to the closing of the transaction (the "Qwest Share Price") does not equal $4.15 per share, then the exchange ratio shall be adjusted as follows:
•
If the Qwest Share Price is between and inclusive of $3.32 and $4.14, then the exchange ratio shall be adjusted upward to deliver value of $14.00 in Stock Consideration to MCI stockholders. However, Qwest may at its option deliver all or a portion of this value protection in cash in lieu of common stock.
•
If the Qwest Share Price is below $3.32, then the exchange ratio shall be 4.217. However, Qwest may at its option deliver all or a portion of this value protection in cash in lieu of Qwest common stock, provided that the exchange ratio will under no circumstances be less than 3.373.
• If the Qwest Share Price is above $4.15, then the exchange ratio shall be 3.373.

As a result of this Value Protection Mechanism, the value of the Stock Consideration is protected against a decline of up to 20% in the stock price of Qwest. In addition, MCI shareholders will participate in 100% appreciation of the Qwest share price above $4.15.

Cash Consideration:
Approximately $5.60 (excluding the dividend of $.40 per share paid on March 15) of the $13.50 cash consideration will be paid as a special dividend to be declared and paid as soon as practicable following MCI stockholder approval of the transaction. The $5.60 special dividend would be reduced by the amount of any dividends declared by MCI during the period from today (March 31, 2005) to the consummation of the merger (subject to any limitations imposed by MCI debt covenants).
Specified Included Liabilities
The cash and stock consideration outlined herein will be subject to adjustment with respect to the specified included liabilities on substantially the same terms as provided in the Amended Verizon agreement (i.e., the adjustment threshold is $1.775 billion).
Example of Overall Potential Value to MCI Stockholders:	For clarity, given the above and assuming a December 31, 2005 closing, each MCI stockholder would receive between signing and closing:
	•	$5.60 in cash in quarterly and special dividends;
	•	$7.90 in cash at closing;
	•	3.373 Qwest shares in Stock Consideration at closing subject to the Value Protection Mechanism; and
•
Assuming MCI stockholders own 38% or more of the combined company, they would also likely realize approximately $17 per share of value from synergies—yielding a total value to MCI stockholders in a merger with Qwest in excess of $40 per share.

Additional Information

        This material is not a substitute for the prospectus/proxy statement Qwest and MCI would file with the Securities and Exchange Commission if a negotiated agreement with MCI is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information, including detailed risk factors. The prospectus/proxy statement would be, and other documents filed by Qwest and MCI with the Securities and Exchange Commission are, available free of charge at the SEC's website (www.sec.gov) or by directing a request to Qwest, 1801 California Street, Denver, Colorado, 80202 Attn: Investor Relations; or by directing a request to MCI, 22001 Loudoun County Parkway, Ashburn, Virginia 20147 Attention: Investor Relations.

        Qwest is not currently engaged in a solicitation of proxies or consents from its stockholders or from the stockholders of MCI in connection with Qwest's proposed acquisition of MCI. If a proxy or consent solicitation commences, Qwest, MCI, and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Qwest's directors and executive officers is available in Qwest's proxy statement for its 2004 annual meeting of stockholders, dated April 13, 2004. Information about MCI's directors and executive officers is available in MCI's annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the prospectus/proxy statement Qwest and MCI would file if a negotiated agreement with MCI is reached.

Forward Looking Statements Warning

        This filing may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives; our substantial indebtedness, and our inability to complete any efforts to de-lever our balance sheet through asset sales or other transactions; any adverse outcome of the current investigation by the U.S. Attorney's office in Denver into certain matters relating to us; adverse results of increased review and scrutiny by regulatory authorities, media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings, including any adverse outcome of current or future legal proceedings related to matters that are the subject of governmental investigations, and, to the extent not covered by insurance, if any, our inability to satisfy any resulting obligations from funds available to us, if any; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the likelihood of certain of our competitors consolidating with other providers or otherwise reorganizing their capital structure to more effectively compete against us; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; changes in the outcome of future events from the assumed outcome included in our significant accounting policies; our ability to utilize net operating losses in projected amounts; and our inability to provide any assurance as to whether we will be successful in our effort to acquire MCI, whether in the event of an acquisition we realize synergies in the amounts, at the times and at the related costs projected and whether regulatory approvals will be received within the timeframe projected and that such approvals will not be materially adverse to the projected operations of the combined company following the merger.

        The information contained in this filing is a statement of Qwest's present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest's assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest's assumptions or otherwise. The cautionary statements contained or referred to in this filing should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This filing may include analysts' estimates and other information prepared by third parties for which Qwest assumes no responsibility.

        Qwest undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

        By including any information in this filing, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material.

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  Exhibit A
Economic Terms